UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)

FELCOR LODGING TRUST INCORPORATED
(Name of Issuer)

COMMON STOCK
$.01 PAR VALUE
(Title of Class of Securities)

31430F101
(CUSIP Number)

SCH MINORITY HOLDINGS, LLC
SIX CONTINENTS HOTELS, INC.
ICH GROUP RESOURCES, INC.
INTERCONTINENTAL HOTELS GROUP PLC
(Names of Persons Filing Statement)

THOMAS J. REID
Davis Polk & Wardwell
99 Gresham Street
London EC2V 7NG
Tel. No.: +44 20 7418 1355
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

February 9, 2006
(Date of Event which Requires Filing of
this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: ☐

      Check the following box if a fee is being paid with this statement: ☐

CUSIP No. 31430F101	13D

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON INTERCONTINENTAL HOTELS GROUP PLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 532,428
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 532,428
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 532,428
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 31430F101	13D

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SCH MINORITY HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 31430F101	13D

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SIX CONTINENTS HOTELS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 532,428
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 532,428
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 532,428
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 31430F101	13D

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON INTERCONTINENTAL HOTELS GROUP RESOURCES, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* CO

     This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Statement on Schedule 13D (the “Schedule 13D”) originally filed on November 9, 1998 by Holiday Corporation, a Delaware corporation (“HC”), Bass America, Inc., a Delaware corporation (“BAI”), and Bass PLC, a public limited company organized under the laws of England and Wales (“Bass”) (the “Original Statement”), as amended by Amendment No. 1 to the Schedule 13D filed with the Commission on February 29, 2000 (“Amendment No. 1”) and Amendment No. 2 to the Schedule 13D filed with the Commission on October 11, 2002 (“Amendment No. 2”), relating to the shares (the “Shares”) of Common Stock, $0.01 par value per share, of FelCor Lodging Trust Incorporated, a Maryland corporation (the “Issuer”).

     All capitalized terms used in this Amendment No. 3 without definition have the meanings attributed to them in the Original Statement, as amended by Amendment No. 1 and Amendment No. 2.

      The items of the Schedule 13D set forth below are hereby amended and supplemented as follows:

Item 2. Identity and Background.

      Item 2 is amended by amending and restating such Item in its entirety as follows:

     “The name of the persons filing this statement are SCH Minority Holdings, LLC, a Delaware limited liability company (“SCHMH”), Six Continents Hotels, Inc., a Delaware corporation (“SCH”), InterContinental Hotels Group Resources, Inc., a Delaware corporation (“IGR”, a successor in interest to Bristol Hotels & Resorts, a Delaware corporation), and InterContinental Hotels Group PLC, a public limited company organized under the laws of England and Wales (“IHG”, and together with SCHMH, SCH and IGR, the “IHG Entities” or the “Reporting Persons”).

     The address of the principal business and the principal office of SCHMH is Three Ravinia Drive, Suite 100, Atlanta, Georgia 30346. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of SCHMH is set forth on Schedule A.

     The address of the principal business and the principal office of SCH is Three Ravinia Drive, Suite 100, Atlanta, Georgia 30346. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of SCH is set forth on Schedule B.

     The address of the principal business and the principal office of IGR is Three Ravinia Drive, Suite 100, Atlanta, Georgia 30346. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of IGR is set forth on Schedule C.

     The address of the principal business and the principal office of IHG is 67 Alma Road, Windsor, Berkshire, SL4 3HD, United Kingdom. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of Six Continents is set forth on Schedule D.

     Effective April 15, 2003, Six Continents PLC separated into two new listed entities, InterContinental Hotels Group PLC, comprising the hotels and soft drinks businesses and Mitchells & Butlers plc, comprising the retail and standard commercial property developments business.

     IHG is a public limited company organized under the laws of England and Wales and is the ultimate parent of SCHMH, SCH and IGR. The business of IHG and its subsidiaries comprises the ownership, management, leasing and franchising of hotels and resorts. The sole activity of SCHMH is the ownership of Shares. SCH owns, operates and franchises hotels under the names “Crowne Plaza”, “Holiday Inn”, “Holiday Inn Express” and “Staybridge Suites”. IGR leases and manages hotels in North America.

     During the last five years, none of the IHG Entities, nor any other person controlling, controlled by or under common control with the IHG Entities, nor to the best of their knowledge, any of the persons listed on Schedules A, B, C and D attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”

Item 4. Purpose of Transaction.

      Item 4 is amended by inserting the following paragraphs immediately after the fourth paragraph thereof:

     “Each of SCHMH, SCH and IGR entered into separate Purchase Agreements with RREEF America L.L.C. (“RREEF”), dated as of February 9, 2006, pursuant to which SCHMH sold 7,161,697 Shares, SCH sold 1,924,618 Shares and IGR sold 413,685 Shares at a price of $19 per Share.

     In connection with the transactions contemplated by the Purchase Agreements entered into by the IHG Entities, the Issuer’s Board of Directors exempted RREEF from certain provisions in the Issuer’s Articles of Amendment and Restatement that prohibit ownership by any person of more than 9.9% of the outstanding Shares. As a result of the disposition of Shares by IHG Entities pursuant to the Purchase Agreements, IHG Entities decreased their ownership interest in the Issuer from approximately 17.1% to 0.9% .”

Item 5. Interest in Securities of the Issuer.

      Item 5 is amended by amending and restating such Item in its entirety as follows:

“(a)(i) For the purpose of Rule 13d-3 promulgated under the Exchange Act, SCHMH sold 7,161,67 Shares and no longer beneficially owns any Shares of the Issuer;

(a)(ii) For the purpose of Rule 13d-3 promulgated under the Exchange Act, SCH sold 1,924,618 Shares and now beneficially owns 532,428 Shares, representing approximately 0.9% of the outstanding Shares of the Issuer;

(a)(iii) For the purposes of Rule 13d-3 promulgated under the Exchange Act, IGR sold 413,685 Shares and no longer beneficially owns any Shares of the Issuer; and

(a)(iv) IHG, the indirect parent of SCHMH, SCH and IGR, for purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 532,428 Shares (the total Shares owned by SCHMH, SCH and IGR), representing approximately 0.9% of the outstanding Shares of the Issuer.

     Except as set forth in this Item 5(a), none of the IHG Entities, nor any other person controlling, controlled by or under common control with, the IHG Entities, nor, to the best of their knowledge, any persons named in Schedules A, B, C or D hereto owns beneficially any Shares.

     Due to the sale of the Shares, each IHG Entity ceased to be a beneficial owner of more than 5% of the outstanding Shares of the Issuer.

          (b) SCH has shared power to vote and to dispose of 532,428 Shares and IHG has shared power to vote and to dispose of 532,428 Shares.

            (c) None, other than the reported event described in Item 4.

            (d) Not applicable.

            (e) Not applicable.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except as set forth above, there are no contracts, arrangements, understandings or relationships between the IHG Entities and any other person with respect to any Shares of the Issuer.

Item 7. Material to be Filed as Exhibits.

      Item 7 is amended by adding the following language at the end thereof:

“Exhibit 10:	Purchase Agreement, dated as of February 9, 2006, between SCHMH and RREEF.

Exhibit 11:	Purchase Agreement, dated as of February 9, 2006, between SCH and RREEF.

Exhibit 12:	Purchase Agreement, dated as of February 9, 2006, between IGR and RREEF.

Schedule A is deleted in its entirety and replaced with Schedule A attached hereto.

Schedule B is deleted in its entirety and replaced with Schedule B attached hereto.

Schedule C is deleted in its entirety and replaced with Schedule C attached hereto.

Schedule D is deleted in its entirety and replaced with Schedule D attached hereto.

SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 10, 2006

SCH MINORITY HOLDINGS, LLC

By:	/s/ Michael L. Goodson

	Name:	Michael L. Goodson
	Title:	Attorney-in-fact

SIX CONTINENTS HOTELS, INC.

By:	/s/ Michael L. Goodson

	Name:	Michael L. Goodson
	Title:	Attorney-in-fact

ICH GROUP RESOURCES, INC.

By:	/s/ Michael L. Goodson

	Name:	Michael L. Goodson
	Title:	Attorney-in-fact

INTERCONTINENTAL HOTELS GROUP PLC

By:	/s/ Richard Solomons

	Name:	Richard Solomons
	Title:	Finance Director

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF SCHMH

     The name, business address, title, present principal occupation or employment of each of the directors and executive officers of SCHMH are set forth below. If no business address is given the director’s or officer’s business address is Three Ravinia Drive, Suite 100, Atlanta, GA 30346. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to SCH. Unless otherwise indicated, all of the persons listed below are citizens of the United States of America.

Present Principal Occupation
Name and Business Address	Including Name and Address(1) of Employer

Directors

Robert J. Chitty	Director and Vice President, Tax &
Treasurer of SCHMH; Vice President, Tax &
Treasurer

Julian Fortuna	Director of SCHMH; Vice President & General
Tax Counsel

Present Principal Occupation
Name and Business Address	Including Name and Address(2) of Employer

Executive Officers
(Who Are Not Directors)

Not Applicable.

(1)	Same address as director’s or officer’s business address except where indicated.
(2)	Same address as director’s or officer’s business address except where indicated.

SCHEDULE B

DIRECTORS AND EXECUTIVE OFFICERS OF SCH

     The name, business address, title, present principal occupation or employment of each of the directors and executive officers of SCH are set forth below. If no business address is given the director’s or officer’s business address is Three Ravinia Drive, Suite 100, Atlanta, GA 30346. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to SCH. Unless otherwise indicated, all of the persons listed below are citizens of the United States of America.

Present Principal Occupation
Name and Business Address	Including Name and Address(1) of Employer

Directors

Angela I. Brav	Director, Senior Vice President, Americas,
Franchise & Operations Support

Robert L. Jackman	Director, Senior Vice President,
General Counsel and Secretary

Kirk Kinsell	Director, Senior Vice President and
Chief Development Officer, Business Development
and Franchise Sales

Richard R. Kowaleski	Director, Senior Vice President, Americas,
Finance

Stevan D. Porter	Director, President, Americas

Kate S. Stillman	Director, Senior Vice President, Americas
Human Resources, Corporate Affairs & Training

Mark Wells	Director, Senior Vice President, Americas
Brand Performance

Present Principal Occupation
Name and Business Address	Including Name and Address(2) of Employer

Executive Officers
(Who Are Not Directors)

Robert J. Chitty	Vice President, Tax and Treasury

Robert C. Gunkel	Vice President, Project Finance

John K. Merkin	Vice President, Franchise Operations

(1)	Same address as director’s or officer’s business address except where indicated.
(2)	Same address as director’s or officer’s business address except where indicated.

SCHEDULE C

DIRECTORS AND EXECUTIVE OFFICERS OF IGR

     The name, business address, title, present principal occupation or employment of each of the directors and executive officers of IGR are set forth below. If no business address is given the director’s or officer’s business address is Three Ravinia Drive, Suite 100, Atlanta, Georgia 30346. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to SCH. Unless otherwise indicated, all of the persons listed below are citizens of the United States of America.

Present Principal Occupation
Name and Business Address	Including Name and Address(1) of Employer

Directors

David A. Hom	Director, Vice President, Associate General
Counsel and Assistant Secretary

Thomas P. Murray	Director, Chief Operating Officer, Americas

Stevan D. Porter	Director, President, Americas

Present Principal Occupation
Name and Business Address	Including Name and Address(2) of Employer

Executive Officers
(Who Are Not Directors)

James F. Anhut	Regional Senior Vice President, Staybridge Suites

Robert C. Gunkel	Vice President, Project Finance

Alexi S. Hakim	Vice President, Hotel Operations

(1)	Same address as director’s or officer’s business address except where indicated.
(2)	Same address as director’s or officer’s business address except where indicated.

SCHEDULE D

DIRECTORS AND EXECUTIVE OFFICERS OF INTERCONTINENTAL HOTELS GROUP PCS

     The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Six Continents are set forth below. If no business address is given the director’s or officer’s business address is 20 North Audley Street, London W1K 6WN, United Kingdom. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Six Continents. Unless otherwise indicated, all of the persons listed below are citizens of the United Kingdom.

Present Principal Occupation
Name and Business Address	Including Name and Address(1) of Employer

Directors

David Webster	Non-Executive Chairman

Andrew Cosslett	Chief Executive and Director

Richard Hartman	Executive Director and Managing Director of EMEA

Stevan Porter	Executive Director and President, the Americas

Richard Solomons	Director and Finance Director

David Kappler	Non-Executive Director

Ralph Kugler	Non-Executive Director

Jennifer Laing	Non-Executive Directro

Robert C. Larson	Non-Executive Director

Jonathan Linen	Non-Executive Director

Sir David Prosser	Non-Executive Director

Sir Howard Stringer	Non-Executive Director

Present Principal Occupation
Name and Business Address	Including Name and Address(2) of Employer

Executive Officers
(Who Are Not Directors)

Peter Gowers	Executive Vice President, Global Brand Services

A. Patrick Imbardelli	Managing Director, Asia Pacific

Jim Larson	Executive Vie President, Human Resources

Richard Winter	Executive Vice President, Corporate Services
Group Company Secretary and General Counsel

(1)	Same address as director’s or officer’s business address except where indicated.
(2)	Same address as director’s or officer’s business address except where indicated.